

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 19, 2015

Robert B. Ladd
President and Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2015**
> **File No. 001-32698**

Dear Mr. Ladd:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Friedman Ference LLP